Exhibit 99.1

UNITED UTILITIES PLC
FINAL WATER AND WASTEWATER SERVICES BUSINESS PLAN 2005-10

United Utilities Water PLC (“United Utilities Water”), the water and wastewater subsidiary of United Utilities PLC, today published a summary of the final business plan that it has submitted to Ofwat, as part of the 2004 Periodic Review process.

The plan outlines an estimated capital investment requirement for United Utilities Water of £3.2 billion during the 2005-10 period. This is based on a package of maintaining existing services to customers, meeting higher drinking water and environmental quality standards, and targeting customers’ expressed preferences for service improvements.

As part of the funding for this investment United Utilities estimates that customer bills would need to increase by an average of 7.8 per cent ahead of retail price inflation each year.

In its draft business plan, which was submitted in August last year, United Utilities Water estimated a capital investment programme of £3.8 billion for the 2005-10 period. However, shortly after the plan was submitted this was reduced to £3.5 billion due to a late change in guidance from the Environment Agency.

Subsequently, in March 2004, the industry and its regulators received new guidance from the government with regard to the scope and timing of environmental and drinking water improvements. This guidance primarily had the effect of reducing United Utilities Water’s estimated capital investment requirements in its final business plan from £3.5 billion to £3.2 billion.

The strengthening of United Utilities PLC’s capital base through the rights issue, together with a number of other contributing factors, has significantly mitigated the impact of the capital investment programme on customer bills in the North West over the 2005-10 period, reducing the proposed average annual increase by over a third compared to the draft business plan.

The price profile in the final business plan is weighted towards higher price increases at the beginning of AMP4. This profile targets stability in the key financial indicators as set out by Ofwat in its March 2003 paper “Setting water and sewerage price limits for 2005-10: Framework and approach”, in order to meet Ofwat’s expectation that efficient companies maintain stable credit quality whilst minimising the overall cost to customers.

Ofwat plans to publish its draft decision on the level of investment and impact on customer bills on 5 August 2004, with its final determination due on 2 December 2004.

United Utilities Water final business plan price profile 2005-10

	2005/06	2006/07	2007/08	2008/09	2009/10	Average
K factor*	10.7	11.7	8.5	5.1	3.3	7.8

* ‘K’ is the increase in prices each year in addition to retail price inflation.

Notes

References to estimated future capital expenditure requirements set out above are in 2002/03 prices.

United Utilities Water’s capital investment requirement of £3.2 billion as set out in its final business plan is split between:

•	£1.5 billion on maintaining existing services to customers;
•	£1.5 billion to meet higher drinking water and environmental quality standards;
•	£200 million targeted at customers’ expressed preferences for service improvements.

For further information please contact:

Simon Batey, Finance Director	+44 (0) 1925 237000
Simon Bielecki, Investor Relations Manager	+44 (0) 1925 237033
Evelyn Brodie, Corporate and Financial Communications	+44 (0) 20 7307 0309

Further information on the final business plan is available on United Utilities’ website at www.unitedutilities.com/pricereview.

United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol “UU”.

Important note for investors

All statements other than statements of historical facts included in the business plan and information which has been provided by United Utilities Water to Ofwat and which is to be or has been published by Ofwat (on its website or otherwise) or published by United Utilities PLC (“the Company”) in connection with the water price review, including without limitation, those regarding United Utilities Water’s financial position, business strategy, plans and objectives of management for future operations, are forward looking statements. Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of United Utilities Water and/or the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Such forward looking statements are based on numerous assumptions regarding United Utilities Water’s present and future business strategies and the environment in which United Utilities Water will operate in the future. They contain financial modelling based on provisional estimates and assumptions which may be significantly varied. Except as required by the rules of the UK Listing Authority and the London Stock Exchange,

United Utilities Water and the Company expressly disclaim any obligation or undertaking to release publicly any updates or revision to any such forward looking statements to reflect any change in the Company’s or United Utilities Water’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. No representation, warranty or undertaking, express or implied is made and no responsibility accepted by the Company or United Utilities Water as to the accuracy, completeness or adequacy of this information. Nothing contained in such information is or shall be relied upon as a promise or representation by any of the Company, United Utilities Water or any of their affiliates or subsidiaries and they accept no responsibility or liability howsoever arising from the contents of such information or the status or any omission in such business plans or information.